Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and six-month

periods ended on June 30, 2026

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on June 30 All amounts in thousands of US Dollars

		Three-month period ended		Six-month period ended
	Note	2026	2025	2026	2025
Net revenues	4	907,935	708,422	1,796,256	1,335,537
Cost of sales	5	(650,772)	(575,884)	(1,266,947)	(1,076,436)
Gross profit		257,163	132,538	529,309	259,101

Operating expenses
Selling, general and administrative	5	(42,960)	(32,658)	(83,573)	(67,768)
Mineral exploration and project evaluation	5	(17,796)	(17,111)	(33,927)	(33,063)
Impairment reversal (loss) of long-lived assets	18	(531)	(1,982)	820	(2,279)
Other income and expenses, net	6	(20,546)	(20,856)	(29,106)	(42,100)
		(81,833)	(72,607)	(145,786)	(145,210)
Operating income		175,330	59,931	383,523	113,891

Results from associates’ equity
Share in the results of associates		6,189	4,441	12,277	9,303
		6,189	4,441	12,277	9,303
Net financial results	7
Financial income		39,588	6,084	48,868	14,940
Financial expenses		(60,496)	(73,273)	(115,420)	(128,458)
Other financial items, net		13,082	39,328	48,434	85,057
		(7,826)	(27,861)	(18,118)	(28,461)

Income before tax		173,693	36,511	377,682	94,733

Income tax (expense) benefit	8 (a)	(75,821)	(23,222)	(161,759)	(52,716)

Net income for the period		97,872	13,289	215,923	42,017
Attributable to NEXA's shareholders		68,605	1,083	157,911	12,932
Attributable to non-controlling interests		29,267	12,206	58,012	29,085
Net income for the period		97,872	13,289	215,923	42,017
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings per share – USD		0.52	0.01	1.19	0.10

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on June 30 All amounts in thousands of US Dollars

Statement of comprehensive income

		Three-month period ended		Six-month period ended
	Note	2026	2025	2026	2025
Net income for the period		97,872	13,289	215,923	42,017

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	6,687	2,036	7,370	2,068
Deferred income tax	8 (b)	(1,965)	(1,097)	(2,164)	(1,141)
Translation adjustment of foreign subsidiaries		8,092	35,798	59,744	83,431
		12,814	36,737	64,950	84,358

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	16 (c)	(751)	(736)	(942)	161
Deferred income tax	8 (b)	254	250	319	(56)
Changes in fair value of investments in equity instruments		381	(141)	(532)	(2,411)
		(116)	(627)	(1,155)	(2,306)
Other comprehensive income for the period, net of income tax		12,698	36,110	63,795	82,052

Total comprehensive income for the period		110,570	49,399	279,718	124,069
Attributable to NEXA’s shareholders		80,196	34,061	218,281	88,329
Attributable to non-controlling interests		30,374	15,338	61,437	35,740
Total comprehensive income for the period		110,570	49,399	279,718	124,069

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars

		June 30,	December 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents		379,740	515,871
Financial investments		7,072	5,687
Other financial instruments	10 (a)	15,768	18,643
Trade accounts receivables		177,026	228,588
Inventory	11	485,577	414,395
Recoverable income tax		8,023	11,812
Other assets	12 (a)	81,628	77,225
		1,154,834	1,272,221

Non-current assets
Investments in equity instruments		4,687	5,219
Other financial instruments	10 (a)	20,149	18,124
Deferred income tax	8 (b)	313,194	307,293
Recoverable income tax		7,133	6,592
Other assets	12 (a)	308,531	211,427
Investments in associates		27,674	32,274
Property, plant and equipment	13 (a)	2,564,534	2,433,672
Intangible assets	14 (a)	864,230	877,928
Right-of-use assets	15 (a)	116,355	110,167
		4,226,487	4,002,696

Total assets		5,381,321	5,274,917

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16 (a)	122,122	55,415
Lease liabilities	15 (b)	47,275	45,516
Other financial instruments	10 (a)	27,615	32,233
Trade payables		477,207	500,025
Confirming payables		319,819	415,388
Dividends payable		47,053	26,918
Asset retirement, restoration and environmental obligations	17	61,463	39,326
Provisions		26,207	23,558
Contractual obligations		7,666	18,166
Salaries and payroll charges		90,694	83,597
Tax liabilities		97,054	83,368
Other liabilities	12 (b)	127,942	143,834
		1,452,117	1,467,344

Non-current liabilities
Loans and financings	16 (a)	1,628,204	1,650,569
Lease liabilities	15 (b)	85,407	75,618
Other financial instruments	10 (a)	69,556	71,660
Asset retirement, restoration and environmental obligations	17	272,832	281,107
Tax liabilities		38,983	96,333
Provisions		34,328	29,913
Deferred income tax	8 (b)	170,542	177,945
Contractual obligations		57,638	72,596
Other liabilities	12 (b)	62,168	62,269
		2,419,658	2,518,010

Total liabilities		3,871,775	3,985,354

Shareholders’ equity
Attributable to NEXA’s shareholders		1,203,715	1,002,934
Attributable to non-controlling interests		305,831	286,629
		1,509,546	1,289,563
Total liabilities and shareholders’ equity		5,381,321	5,274,917

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on June 30 All amounts in thousands of US Dollars

		Three-month period ended		Six-month period ended
	Note	2026	2025	2026	2025
Cash flows from operating activities
Income before tax		173,693	36,511	377,682	94,733
Depreciation and amortization	5	86,328	76,567	163,686	142,376
Impairment (reversal) loss of long-lived assets	18	531	1,982	(820)	2,279
Share in the results of associates		(6,189)	(4,441)	(12,277)	(9,303)
Interest, foreign exchange and other financial effects		24,266	49,915	56,725	85,556
Loss on sale and write-off of property, plant and equipment	6	1,582	(416)	2,671	(315)
Changes in provisions and other assets impairments		860	11,777	6,034	19,695
Changes in fair value of loans and financings	16 (c)	(327)	(553)	(747)	(1,401)
Debt modification gain	16 (c)	-	-	(203)	-
Loss on bonds repurchase		-	1,905	-	1,905
Changes in fair value of derivative financial instruments	10 (c)	(4,499)	(3,573)	(9,649)	(5,027)
Changes in fair value of energy forward contracts	10 (d)	(370)	3,068	(1,399)	(3,104)
Changes in fair value of offtake agreement	10 (e)	16,664	3,083	22,115	14,319
Price cap realized in offtake agreement	10 (e)	(6,265)	(729)	(9,529)	(1,502)
Decrease (increase) in assets
Trade accounts receivables		63,740	(9,417)	33,697	(21,345)
Inventory		(46,718)	(18,810)	(61,343)	(40,971)
Other financial instruments		(968)	648	60	3,355
Other assets		(79,204)	(26,191)	(80,221)	(86,828)
Increase (decrease) in liabilities
Trade payables		54,614	54,454	(43,480)	(66,067)
Confirming payables		(36,468)	(19,537)	(107,561)	(21,924)
Other liabilities		(37,182)	22,645	(106,064)	(36,631)
Cash provided by operating activities		204,088	178,888	229,377	69,800
Interest paid on loans and financings	16 (c)	(46,257)	(40,096)	(66,262)	(69,753)
Interest paid on lease liabilities	15 (b)	(2,641)	(2,765)	(5,151)	(4,618)
Premium paid on bonds repurchase		-	(15,046)	-	(15,046)
Income tax paid		(43,943)	(19,647)	(102,305)	(63,718)
Net cash provided by (used in) operating activities		111,247	101,334	55,659	(83,335)
Cash flows from investing activities
Additions of property, plant and equipment	13 (a)	(88,726)	(86,538)	(160,445)	(136,992)
Additions of intangible assets	14 (a)	(3,520)	(719)	(3,543)	(997)
Net sales of financial investments		876	3,878	2,688	21,630
Payment for acquisition of subsidiary, net of cash acquired		-	-	-	997
Proceeds from the sale of property, plant and equipment		112	793	243	1,014
Dividends received	1.1 (a)	11,222	10,099	11,222	10,099
Net cash used in investing activities		(80,036)	(72,487)	(149,835)	(104,249)
Cash flows from financing activities
New loans and financings	16 (c)	-	540,000	40,000	540,000
Debt issue costs		-	(4,871)	-	(4,871)
Payments of loans and financings	16 (c)	(9,853)	(511,770)	(17,549)	(518,318)
Payments of lease liabilities	15 (b)	(13,511)	(11,335)	(26,566)	(19,912)
Dividends paid	1.1 (a)	(15,444)	(12,859)	(40,768)	(13,188)
Purchase of non-controlling interest shares		-	-	-	(11)
Payments of share premium		-	(13,400)	-	(13,400)
Capital contribution of non-controlling interest to subsidiary		-	-	-	1,864
Net cash used in financing activities		(38,808)	(14,235)	(44,883)	(27,836)

Foreign exchange effects on cash and cash equivalents		(2,742)	2,872	2,928	7,191

(Decrease) increase in cash and cash equivalents		(10,339)	17,484	(136,131)	(208,229)
Cash and cash equivalents at the beginning of the period		390,079	394,824	515,871	620,537
Cash and cash equivalents at the end of the period		379,740	412,308	379,740	412,308
Non-cash investing and financing transactions
Additions to right-of-use assets	15 (a)	(31,246)	(14,740)	(41,593)	(31,250)
Write-offs of property, plant and equipment	13 (a)	943	377	3,913	699
Write offs of right-of-use	15 (a)	1,863	-	1,863	-
Derecognition of right-of-use	15 (a)	-	-	11,422	-
Write-offs of asset retirement obligations	17 (a)	-	-	2,584	-
Consolidation effect on subsidiary acquisition		-	-	-	210

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholder’s equity Unaudited For the three-month periods ended on June 30 All amounts in thousands of US Dollars

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2026	132,438	999,229	1,245,418	(1,018,545)	(217,521)	1,141,019	306,559	1,447,578
Net income for the period	-	-	-	68,605	-	68,605	29,267	97,872
Other comprehensive loss for the period	-	-	-	-	11,591	11,591	1,107	12,698
Total comprehensive income for the period	-	-	-	68,605	11,591	80,196	30,374	110,570
Dividends distribution to non-controlling interests - note 1.1 (a)	-	-	-	-	-	-	(31,102)	(31,102)
Share premium distribution to NEXA’s shareholders – USD 0.13 per share - note 1.1 (a)	-	(17,500)	-	-	-	(17,500)	-	(17,500)
Total contributions by and distributions to shareholders	-	(17,500)	-	-	-	(17,500)	(31,102)	(48,602)
At June 30, 2026	132,438	981,729	1,245,418	(949,940)	(205,930)	1,203,715	305,831	1,509,546

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At March 31, 2025	132,438	1,012,629	1,245,418	(1,228,136)	(293,146)	869,203	247,595	1,116,798
Net income for the period	-	-	-	1,083	-	1,083	12,206	13,289
Other comprehensive income for the period	-	-	-	-	32,978	32,978	3,132	36,110
Total comprehensive income for the period	-	-	-	1,083	32,978	34,061	15,338	49,399
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(7,188)	(7,188)
Share premium distribution premium to NEXA’s shareholders – USD 0.10 per share	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Total contributions by and distributions to shareholders	-	(13,400)	-	-	-	(13,400)	(7,188)	(20,588)
At June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of changes in shareholder’s equity Unaudited For the six-month periods ended on June 30 All amounts in thousands of US Dollars

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2026	132,438	999,229	1,245,418	(1,107,851)	(266,300)	1,002,934	286,629	1,289,563
Net income for the period	-	-	-	157,911	-	157,911	58,012	215,923
Other comprehensive income for the period	-	-	-	-	60,370	60,370	3,425	63,795
Total comprehensive income for the period	-	-	-	157,911	60,370	218,281	61,437	279,718
Dividends distribution to non-controlling interests - note 1.1 (a)	-	-	-	-	-	-	(42,235)	(42,235)
Share premium distribution to NEXA’s shareholders – USD 0.13 per share - note 1.1 (a)	-	(17,500)	-	-	-	(17,500)	-	(17,500)
Total contributions by and distributions to shareholders	-	(17,500)	-	-	-	(17,500)	(42,235)	(59,735)
At June 30, 2026	132,438	981,729	1,245,418	(949,940)	(205,930)	1,203,715	305,831	1,509,546

	Capital	Share premium	Additional pay in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	12,932	-	12,932	29,085	42,017
Other comprehensive income for the period	-	-	-	-	75,397	75,397	6,655	82,052
Total comprehensive income for the period	-	-	-	12,932	75,397	88,329	35,740	124,069
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(27,206)	(27,206)
Capital contribution of non-controlling interest to subsidiary	-	-	-	-	-	-	1,864	1,864
Effects of transactions with non-controlling interest in subsidiary	-	-	-	1,005	-	1,005	(1,016)	(11)
Share premium distribution to NEXA’s shareholders – USD 0.10 per share	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Total contributions by and distributions to shareholders	-	(13,400)	-	1,005	-	(12,395)	(26,358)	(38,753)
At June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1 Main events for the six-month period ended on June 30, 2026

(a)	Dividends distribution and share premium reimbursement

NEXA

On June 25, 2026, the Company's Annual General Meeting approved the reimbursement of share premium to shareholders in an aggregate amount of approximately USD 17,500, equivalent to USD 0.132136 per common share, in accordance with the dividend policy effective since January 2025. The reimbursement will be paid on August 11, 2026, to shareholders of record as of July 28, 2026. As the distribution had been approved by the shareholders before the reporting date, the Company recognized a liability related to this reimbursement as of June 30, 2026.

Nexa Peru

On May 15, 2026, Nexa Peru approved dividends related to prior year, totaling USD 100,000, payable in two equal installments of USD 50,000 each, based on each shareholder’s ownership percentage as of the payment date. Nexa CJM is entitled to receive USD 82,432 for its shares, NEXA USD 179, and the non-controlling interest USD 17,389.

The first installment was paid on June 16, 2026, resulting in a payment of USD 8,724 to the non-controlling interest. The second installment is scheduled to be paid on October 27, 2026.

Pollarix

On January 19, 2026, Pollarix paid dividends related to prior year, totaling USD 31,882 (BRL 167,880). Of this amount, USD 25,324 (BRL 133,345) was paid to non-controlling interests, and USD 6,558 (BRL 34,535) was paid to Nexa BR.

On March 20, 2026, Pollarix’s Management approved, at the Company’s Annual General Meeting, the dividends related to prior earnings totaling USD 14,016 (BRL 73,806), with USD 2,883 (BRL 15,183) allocated to Nexa BR and USD 11,133 (BRL 58,623) allocated to non-controlling interests.

On April 07, 2026, Pollarix paid dividends related to 2025, totaling USD 8,461 (BRL 42,734). Of this amount, USD 6,720 (BRL 33,943) was fully settled to non-controlling interests, while USD 1,741 (BRL 8,791) was paid to Nexa BR.

On June 22, 2026, Pollarix approved a dividend distribution related to the first quarter of 2026, totaling USD 17,265 (BRL 87,198). Of this amount, USD 13,713 (BRL 69,260) was allocated to non-controlling interests and USD 3,552 (BRL 17,938) to Nexa BR.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

Enercan

On April 28, 2026, Enercan’s Board of Directors approved an additional dividend distribution related to the 2025 fiscal year, pursuant to which the Company’s subsidiary, Pollarix, will receive dividends totaling USD 18,542 (BRL 97,636). During the second quarter of 2026, Pollarix received a cash dividend of USD 11,222 (BRL 56,108). The remaining balance of USD 7,320 (BRL 41,528) is expected to be received by December 31, 2026.

(b)	Tax claim payments

In January 2026, the Company paid USD 12,210 in connection with certain uncertain income tax positions in Peru, as explained in note 8 (c). Of this amount, USD 8,319 was recognized as “Tax claim payments” within “Other assets”.

In June 2026, the Company made an additional payment of USD 130,577 in connection with uncertain income tax positions in Peru related to the 2014-2017 tax periods, as explained in note 8 (c). Of this amount, USD 79,009 was recognized as “Tax claim payments” within “Other assets”.

(c)	New loans and financing operations

On March 4, 2026, the Company entered into an Export Prepayment Loan agreement (“ACC”) for a principal amount of USD 40,000, at an annual rate of 4.69%. The loan matures in 6 months and is repayable in a single installment upon submission of the supporting export documentation. Further information regarding this transaction is disclosed in note 16.

(d)	Silver streaming agreement

During the second quarter of 2026, Nexa UK achieved the cumulative delivery commitment of 19.5 million ounces established under the silver streaming arrangement. Consequently, the percentage of silver contained in the concentrates produced by the Cerro Lindo mining unit subject to the streaming arrangement was reduced from 65% to 25%, in accordance with the contractual terms, effective from May 2026.

Upon reaching the contractual threshold, the Company began accounting for the streaming arrangement based on the revised silver delivery percentage. The deferred revenue balance will continue to be recognized prospectively over the remaining term of the agreement.

(e)	Iran conflict impacts on the Company´s financial statements and operations

Ongoing geopolitical tensions involving the United States, Israel, and Iran, have significantly heightened security concerns and increased global economic uncertainty. On June 18, 2026, a Memorandum of Understanding (MOU) between the US and Iran intended to end active hostilities and launch a 60-day negotiation process to work toward a more comprehensive settlement was announced. The MOU has only been partially effective and has been under severe strain. There have been renewed US and Iranian military strikes and no major objectives of the MOU have been achieved.

Consequently, the geopolitical landscape remains uncertain. In this context, Nexa conducted an initial cross-functional assessment, incorporating inputs from Supply Chain, Market Intelligence, Commercial, and Strategic Planning, to monitor potential impacts on energy supply, logistics, and macroeconomic conditions, and to evaluate contingency measures for implementation, if necessary.

As of the date of this report, the Company has not identified any material impacts on its operations, financial condition, or cash flows. However, the Company cannot predict the potential future impact of conflict on its business and operation and continues to closely monitor the situation.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect NEXA’s operational performance for the year/period.

The Adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

				Three-month period ended
					June 30, 2026
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	524,083	584,078	(202,707)	2,481	907,935
Cost of sales	(319,188)	(534,262)	202,707	(29)	(650,772)
Gross profit	204,895	49,816	-	2,452	257,163

Selling, general and administrative	(20,473)	(21,386)	-	(1,101)	(42,960)
Mineral exploration and project evaluation	(17,520)	(1,342)	-	1,066	(17,796)
Impairment loss of long-lived assets	(529)	-	-	(2)	(531)
Other income and expenses, net	(22,153)	4,045	-	(2,438)	(20,546)
Operating (loss) income	144,220	31,133	-	(23)	175,330

Depreciation and amortization	58,951	27,338	-	39	86,328
Miscellaneous adjustments	16,428	7,840	-	-	24,268
Adjusted EBITDA	219,599	66,311	-	16	285,926
Changes in fair value of offtake agreement					(10,399)
Impairment reversal of long-lived assets					(531)
Loss on sale of property, plant and equipment					(1,582)
Asset retirement obligations remeasurement estimate					(904)
Change in fair value of energy forward contracts					370
Dividends received in cash – note 1.1 (a)					(11,222)
Miscellaneous adjustments					(24,268)
Depreciation and amortization					(86,328)
Share in result of associate					6,189
Net financial results					(7,826)
Income before income tax					173,693

11 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				Three-month period ended
					June 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	353,325	489,491	(151,051)	16,657	708,422
Cost of sales	(231,293)	(476,803)	151,051	(18,839)	(575,884)
Gross profit	122,032	12,688	-	(2,182)	132,538

Selling, general and administrative	(15,641)	(16,458)	-	(559)	(32,658)
Mineral exploration and project evaluation	(16,261)	(805)	-	(45)	(17,111)
Impairment loss of long-lived assets	(1,982)	-	-	-	(1,982)
Other income and expenses, net	(17,186)	(3,690)	-	20	(20,856)
Operating (loss) income	70,962	(8,265)	-	(2,766)	59,931

Depreciation and amortization	49,267	24,044	-	3,256	76,567
Miscellaneous adjustments	14,615	9,506	-	-	24,121
Adjusted EBITDA	134,844	25,285	-	490	160,619
Changes in fair value of offtake agreement					(2,354)
Impairment loss of long-lived assets					(1,982)
Loss on sale and write-off of property, plant and equipment					416
Asset retirement obligations remeasurement estimate					(6,867)
Energy forward contracts					(3,068)
Other restoration obligations					(167)
Dividends received in cash					(10,099)
Miscellaneous adjustments					(24,121)
Depreciation and amortization					(76,567)
Share in result of associate					4,441
Net financial results					(27,861)
Income before income tax					36,511

				Six-month period ended
					June 30, 2026
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	984,487	1,192,641	(384,680)	3,808	1,796,256
Cost of sales	(549,503)	(1,099,986)	384,680	(2,138)	(1,266,947)
Gross profit	434,984	92,655	-	1,670	529,309

Selling, general and administrative	(41,641)	(42,001)	-	69	(83,573)
Mineral exploration and project evaluation	(32,071)	(1,927)	-	72	(33,927)
Impairment reversal of long-lived assets	822	-	-	(2)	820
Other income and expenses, net	(29,384)	2,023	-	(1,744)	(29,105)
Operating income	332,710	50,750	-	64	383,524

Depreciation and amortization	104,364	59,262	-	60	163,686
Miscellaneous adjustments	13,927	7,417	-	-	21,344
Adjusted EBITDA	451,001	117,429	-	124	568,554
Changes in fair value of offtake agreement - note 10 (e) / (i)					(12,586)
Impairment reversal of long-lived assets - note 18					820
Loss on sale of property, plant and equipment					(2,671)
Asset retirement obligations remeasurement estimate - note 13 and 17 (a)					2,916
Change in fair value of energy forward contracts - note 10 (d) / (ii)					1,399
Dividends received in cash – note 1.1 (a)					(11,222)
Miscellaneous adjustments					(21,344)
Depreciation and amortization					(163,686)
Share in result of associate					12,277
Net financial results					(18,118)
Income before income tax					377,682

12 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

				Six-month period ended
					June 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	666,557	943,054	(293,453)	19,379	1,335,537
Cost of sales	(446,267)	(901,218)	293,453	(22,404)	(1,076,436)
Gross profit	220,290	41,836	-	(3,025)	259,101

Selling, general and administrative	(34,013)	(33,847)	-	92	(67,768)
Mineral exploration and project evaluation	(31,452)	(1,573)	-	(38)	(33,063)
Impairment loss of long-lived assets	(2,279)	-	-	-	(2,279)
Other income and expenses, net	(39,472)	(2,294)	-	(334)	(42,100)
Operating (loss) income	113,074	4,122	-	(3,305)	113,891

Depreciation and amortization	91,407	46,986	-	3,983	142,376
Miscellaneous adjustments	24,041	5,523	-	-	29,564
Adjusted EBITDA	228,522	56,631	-	678	285,831
Changes in fair value of offtake agreement - note 10 (e) / (i)					(12,817)
Impairment loss of long-lived assets - note 18					(2,279)
Loss on sale of property, plant and equipment					315
Remeasurement in estimates of asset retirement obligations - note 17 (a)					(7,684)
Change in fair value of energy forward contracts - note 10 (d) / (ii)					3,104
Other restoration obligations					(104)
Dividends received in cash					(10,099)
Miscellaneous adjustments					(29,564)
Depreciation and amortization					(142,376)
Share in result of associate					9,303
Net financial results					(28,461)
Income before income tax					94,733

bookmark

(i) This amount represents the change in the fair value of the offtake agreement disclosed in note 10 (e), which is being measured at fair value through profit or loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 10 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and six-month periods ended on June 30, 2026, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on June 30, 2026, and 2025. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on June 30, 2026, and 2025 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2025, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

13 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and six-month periods ended on June 30, 2026, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2025.

These condensed consolidated interim financial statements for the three and six-month periods ended on June 30, 2026, were approved on August 05, 2026, to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	Three-month period ended		Six-month period ended
	2026	2025	2026	2025
Gross billing (i)	1,001,605	771,139	1,984,465	1,460,575
Billing from products	978,129	749,450	1,939,290	1,416,665
Billing from freight, contracting insurance services and others	23,476	21,689	45,175	43,910
Taxes on sales	(92,204)	(62,528)	(186,479)	(124,238)
Return of products sales	(1,466)	(189)	(1,730)	(800)
Net revenues	907,935	708,422	1,796,256	1,335,537

(i) Gross billing increased in the three-month period ended June 30, 2026, compared to the same period in 2025, primarily driven by higher zinc and copper prices, partially offset by lower smelter sales volumes. For the six-month period ended June 30, 2026, gross billing also increased compared to the corresponding period in 2025, mainly reflecting higher zinc and copper prices, together with increased sales volumes across both the mining and smelter segments.

5	Expenses by nature
			Three-month period ended
				June 30, 2026
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(361,478)	-	-	(361,478)
Third-party services	(127,685)	(13,232)	(13,948)	(154,865)
Depreciation and amortization	(84,531)	(1,757)	(40)	(86,328)
Employee benefit expenses	(68,134)	(23,511)	(2,155)	(93,800)
Other expenses	(8,944)	(4,460)	(1,653)	(15,057)
	(650,772)	(42,960)	(17,796)	(711,528)

14 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

			Three-month period ended
				June 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(328,968)	-	-	(328,968)
Third-party services	(115,933)	(9,259)	(12,636)	(137,828)
Depreciation and amortization	(75,795)	(507)	(265)	(76,567)
Employee benefit expenses	(49,517)	(15,000)	(2,650)	(67,167)
Other expenses	(5,671)	(7,892)	(1,560)	(15,123)
	(575,884)	(32,658)	(17,111)	(625,653)

			Six-month period ended
				June 30, 2026
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(707,224)	-	-	(707,224)
Third-party services	(246,438)	(27,926)	(23,557)	(297,921)
Depreciation and amortization	(160,718)	(2,794)	(174)	(163,686)
Employee benefit expenses	(134,331)	(45,130)	(6,785)	(186,246)
Other expenses	(18,236)	(7,723)	(3,411)	(29,370)
	(1,266,947)	(83,573)	(33,927)	(1,384,447)
			Six-month period ended
				June 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(599,509)	-	-	(599,509)
Third-party services	(225,734)	(19,210)	(22,990)	(267,934)
Depreciation and amortization	(140,847)	(1,098)	(431)	(142,376)
Employee benefit expenses	(97,527)	(31,586)	(5,731)	(134,844)
Other expenses	(12,819)	(15,874)	(3,911)	(32,604)
	(1,076,436)	(67,768)	(33,063)	(1,177,267)

(i) During the first semester of 2026, the Company recognized USD 22,661 in cost of sales related to idle capacity arising from operational disruptions that reduced production levels across certain operations. Of this amount, USD 7,995 related to El Porvenir, primarily due to a mechanical incident and seismic events; USD 1,585 related to Atacocha, reflecting a 23-day production stoppage at the San Gerardo open pit caused by local community disruptions, which have since been resolved; and USD 13,081 related to Nexa CJM, due to an operational incident at the smelter reported on May 13, 2026, which has since been resolved.

(ii) Raw materials and consumables increased in the three-month period ended June 30, 2026, compared to the same period in 2025, mainly due to higher consumption and increased unit costs of key raw materials. For the six-month period ended June 30, 2026, raw materials and consumables also increased compared with the same period in 2025, mainly due to higher consumption and increased unit costs of raw materials, particularly zinc concentrates used in the Company’s operations.

15 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses, net
	Three-month period ended		Six-month period ended
	2026	2025	2026	2025
Updates on income tax provision (i)	4,102	-	5,791	(5,559)
Insurance premium income (ii)	2,972	-	2,972	-
Changes in fair value of energy forward contracts – note 10 (d)	370	(3,068)	1,399	3,104
Changes in fair value of derivative financial instruments – note 10 (c)	385	8	288	(21)
Changes in asset retirement, restoration and environmental obligations – note 17	(3,371)	(7,122)	(714)	(8,055)
Loss on sale and write-off of property, plant and equipment	(1,582)	416	(2,671)	315
Contribution to communities	(1,949)	(3,827)	(2,878)	(5,478)
Slow moving and obsolete inventory	(2,747)	(1,478)	(5,989)	(5,315)
Provision for legal claims	(2,515)	(154)	(6,972)	(6,041)
Changes in fair value of offtake agreement – note 10 (e)	(16,664)	(3,083)	(22,115)	(14,319)
Others	453	(2,548)	1,783	(731)
	(20,546)	(20,856)	(29,106)	(42,100)

(i) During the first quarter of 2026, the Company received USD 7,594 as a result of a favorable decision by SUNAT concerning the Nexa CJM 2014 income tax dispute related to transfer pricing adjustments. This amount was recognized as follows: USD 1,689, corresponding to the refund of fines and penalties, was recorded in “Other income and expenses”; USD 4,750 was recorded as “Interest related to uncertain tax positions” within “Financial income”; and USD 1,155 was recorded as a gain within “Income tax”.

During the second quarter of 2026, the Company recognized an additional reversal of income tax penalties amounting to USD 2,649. As a result, the total benefit recognized in connection with income tax penalties for the six-month period ended June 30, 2026, comprising the refund recognized in the first quarter and the reversal recognized in the second quarter, amounted to USD 4,338.

(ii) Insurance premium income refers to amounts received from the insurer as indemnification for business interruption losses resulting from the incident at the Juiz de Fora occurred in 2024. The proceeds were received in 2026 following the insurer's claim settlement process.

16 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results

	Three-month period ended		Six-month period ended
	2026	2025	2026	2025
Financial income
Interest related to uncertain tax positions – (i)	33,923	1,373	38,857	4,908
Interest income on financial investments and cash equivalents	2,050	2,599	3,746	5,784
Monetary adjustments	2,296	1,175	3,688	2,708
Interest on tax credits	229	166	568	386
Other financial income	1,090	771	2,009	1,154
	39,588	6,084	48,868	14,940

Financial expenses
Interest in loans and financings	(34,472)	(34,742)	(66,581)	(66,973)
Interest on asset retirement and environmental obligations – note 17 (a)	(7,230)	(6,795)	(13,921)	(12,976)
Interest on factoring operations and confirming payables	(3,834)	(3,598)	(8,791)	(7,350)
Interest related to uncertain tax positions	(5,277)	(133)	(6,641)	(4,404)
Interest on other liabilities	(3,279)	(2,628)	(5,491)	(4,093)
Interest on lease liabilities – note 15 (b)	(2,622)	(2,543)	(5,242)	(4,759)
Interest on contractual obligations	(599)	(782)	(1,330)	(1,622)
Interest on VAT discussions	(259)	-	(563)	-
Bonds repurchase premium	-	(15,046)	-	(15,046)
Transaction costs related to bond repurchase	-	(2,814)	-	(2,814)
Other financial expenses	(2,924)	(4,192)	(6,860)	(8,421)
	(60,496)	(73,273)	(115,420)	(128,458)

Other financial items, net
Changes in fair value of derivative financial instruments – note 10 (c)	4,831	7,517	16,351	7,552
Changes in fair value of loans and financings – note 16 (c)	327	553	747	1,401
Debt modification gain – note 16 (c)	-	-	203	-
Foreign exchange gains (ii)	7,924	31,258	31,133	76,104
	13,082	39,328	48,434	85,057

Net financial results	(7,826)	(27,861)	(18,118)	(28,461)

(i) During the second quarter of 2026, the Company reversed USD 31,688 of interest previously accrued on uncertain tax positions related to the Nexa Peru Cerro Lindo Tax Stability Agreement for the 2016 and 2017 tax years. For further details, see note 8 (c).

(ii) The amounts for the six-month period ended on June 30, 2026, are mainly related to exchange-rate variations on USD-denominated accounts receivable and payable between Nexa BR and NEXA, as well as to intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and to foreign-currency-denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2026.

17 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	Three-month period ended		Six-month period ended
	2026	2025	2026	2025
Income before income tax	173,693	36,511	377,682	94,733
Luxembourg statutory income tax rate	23.87%	23.87%	23.87%	23.87%

Expected income tax expense at statutory rate	(41,461)	(8,715)	(90,153)	(22,613)
Estimated annual income tax effective rate adjustment	(5,755)	(2,991)	7,381	(6,359)
Changes on provisions of uncertain income tax treatment	10,450	(899)	12,727	3,139
Tax effects of translation of non-monetary assets/liabilities to functional currency	10,107	10,176	(6,072)	17,449
Special mining levy and special mining tax	(14,464)	(1,864)	(27,898)	(5,099)
Difference in tax rate of subsidiaries outside Luxembourg	(13,624)	(4,551)	(26,895)	(11,322)
Unrecognized deferred tax on net operating losses	(16,889)	(14,336)	(25,632)	(23,908)
Other tax differences	(4,185)	(42)	(5,217)	(4,003)
Income tax (expense) benefit	(75,821)	(23,222)	(161,759)	(52,716)

Current	(80,852)	(23,601)	(161,648)	(44,886)
Deferred	5,031	379	(111)	(7,830)
Income tax (expense) benefit	(75,821)	(23,222)	(161,759)	(52,716)

(b)	Effects of deferred tax on income statements and other comprehensive income

	June 30,	June 30,
	2026	2025
Balance at the beginning of the period	129,348	104,352
Effect on income for the period	(111)	(7,830)
Effect on other comprehensive (loss) income – fair value adjustment	319	(56)
Effect on other comprehensive (loss) income – hedge accounting	(2,164)	(1,141)
Effects of consolidation of acquired subsidiary	-	1,997
Translation effect included in cumulative translation adjustment	15,265	25,832
Others	(5)	4,391
Balance at the end of period	142,652	127,545

(c)	Summary of uncertain tax positions on income tax

As of June 30, 2026, the Company’s main uncertain tax positions were related to: (i) the interpretation of the application of the Cerro Lindo tax stability agreement; (ii) transfer pricing litigation related to transactions with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of tax exposures relating to uncertain tax positions that have neither been paid nor recognized in the balance sheet amounted to USD 161,052 (USD 291,535, as of December 31, 2025). The decrease compared to December 31, 2025, is mainly explained by the matters described below.

Cerro Lindo stability agreement claims

The decrease compared with December 31, 2025, was primarily driven by the final administrative resolutions issued by SUNAT in May 2026 in respect of the 2016 and 2017 fiscal years. Consistent with its approach for the 2018 and 2019 fiscal years, SUNAT determined that taxable income should be allocated between the portion of the Company’s income subject to the tax stability regime (stabilized) and the portion not subject to such regime (non-stabilized). Accordingly, SUNAT reassessed the 2016 and 2017 fiscal years by applying an income tax rate of 20% to the stabilized income and the general rates of 28% to 29.5% to the non-stabilized income of 2016 and 2017, respectively.

18 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

As a result of these resolutions, the Company reassessed the related tax exposures, including interest and penalties, resulting in a reduction of the amounts previously estimated.

In addition, SUNAT determined that the total assessed amount related to the 2014–2017 proceedings amounted to USD 225,544. Although the Company disagrees with certain portions of the assessments, it make the required payments to continue challenging them before the ultimate competent judicial authority and to obtain the penalty and interest reduction regime. Accordingly, the Company made an upfront payment of USD 130,577 and agreed to settle the remaining balance in monthly installments over a period of up to 72 months.

Of the amount paid, USD 51,568 related to tax treatments whose acceptance by the ultimate competent judicial authority was not considered probable and which had therefore already been recognized as a tax liability; this amount was offset against the payment. With respect to the remaining USD 79,009, and supported by the opinion of external legal counsel, management concluded that it is probable that the Company's tax treatment will be accepted by the ultimate competent judicial authority and that these amounts will be recovered. Consequently, no liability or expense was recognized, and the amounts paid were recorded as “Tax claim payments” within “Other assets”.

As a result of the resolutions and related payments described above, the liabilities recognized for uncertain tax positions associated with the Cerro Lindo tax stability agreement and other matters, recorded within "Tax liabilities", decreased to USD 45,531 as of June 30, 2026, compared with USD 130,709 as of December 31, 2025. The decrease was primarily attributable to (i) the payment of USD 51,568 of previously recognized tax liabilities, (ii) the reversal of USD 2,649 of penalties, recognized within "Other income and expenses, net", and (iii) the reversal of USD 31,688 of interest, recognized within "Financial income”, both reflecting management's reassessment of the related exposures.

As of the date of these consolidated financial statements, SUNAT is auditing the Company’s income tax returns for the 2020 and 2021 fiscal years.

Tax claim payments recognized within “Other assets”

As of June 30, 2026, the amount paid in connection with tax assessments issued by SUNAT that remain subject to administrative and judicial proceedings totaled USD 216,875 (USD 125,670 as of December 31, 2025), mainly related to the Cerro Lindo stability agreement disputes, non-resident withholding tax assessments and transfer pricing disputes. These amounts are recognized as ”Tax claim payments” within “Other assets” and classified as non-current.

In addition, as of June 30, 2026, in connection with the Cerro Lindo proceedings, the Company had committed to future installment payments comprising: (i) USD 3,042, relating to tax treatments whose acceptance by the ultimate competent judicial authority is not considered probable and which have therefore been recognized within "Tax liabilities", and (ii) an outstanding amount of USD 93,116, for which no liability was recognized because management concluded that it is probable that the ultimate competent judicial authority will accept the Company's tax treatment and, accordingly, that these amounts will not be due. Installment payments that are not recognized as tax liabilities will be recorded as ”Tax claim payments” within “Other assets” as the respective payments are made.

19 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

The composition of the amounts paid and the outstanding installments are as follows:

		Tax claim payments		Future installment Commitments
Company	Years	June 30, 2026	December 31, 2025	June 30, 2026
Cerro Lindo Stability agreement and other expenses	2014 and 2015	11,149	-	75,176
	2016 and 2017	67,860	-	20,982
	2018	19,633	20,533
	2019	8,317	-
Withholding tax on non – residents and Transfer Pricing discussions	2014	59,613	54,740	28,557
	2017	25,064	25,327
	2018	22,066	22,481
Other deductions	2013	1,161	1,330
	2014	1,409	1,259
	2022-2024	603	-
Total		216,875	125,670	124,715

Of the total future installments of USD 124,715, USD 3,042 has been recognized within "Tax liabilities" and USD 121,673 is disclosed but not recognized, as management considers it probable that the related tax treatments will be accepted by the ultimate competent judicial authority.

The increase in tax claim payments was primarily attributable to payments related to the Cerro Lindo tax stability agreement disputes, including USD 8,317 paid during the first quarter of 2026 in connection with the 2019 tax assessment and USD 79,009 paid during the second quarter of 2026 in connection with the 2014–2017 assessments.

Such payments do not constitute an acknowledgment of the underlying tax liabilities, an acceptance of SUNAT's position, or a settlement of the related disputes. Management continues to conclude that it is probable that the ultimate competent judicial authority will accept the related tax treatments.

The related tax claim payments will continue to be recognized within “Other assets” until the disputes are finally resolved. Depending on the final outcome of the proceedings, the amounts may be recovered in cash, offset against future tax obligations, or applied against tax liabilities that may be recognized if management's assessment changes in future periods.

Except for the movements described above, there were no other significant changes in the nature or status of the Company’s uncertain tax positions compared to those disclosed in the annual consolidated financial statements for the year ended December 31, 2025, to which reference is made for further details.

20 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				June 30,
					2026
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		379,740	-	-	379,740
Financial investments		7,072	-	-	7,072
Other financial instruments	10 (a)	-	35,917	-	35,917
Trade accounts receivables (i)		52,965	124,061	-	177,026
Investments in equity instruments		-	-	4,687	4,687
Related parties (ii)		8,022	-	-	8,022
		447,799	159,978	4,687	612,464
Liabilities per balance sheet
Loans and financings	16 (a)	1,658,058	92,268	-	1,750,326
Lease liabilities	15 (b)	132,682	-	-	132,682
Other financial instruments	10 (a)	-	97,171	-	97,171
Trade payables		477,207	-	-	477,207
Confirming payables		319,819	-	-	319,819
Dividends payable		47,053	-	-	47,053
Use of public assets (iii)		19,963	-	-	19,963
Related parties (iii)		7,298	-	-	7,298
		2,662,080	189,439	-	2,851,519

					December 31,
					2025
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		515,871	-	-	515,871
Financial investments		5,687	-	-	5,687
Other financial instruments	10 (a)	-	36,767	-	36,767
Trade accounts receivables (i)		35,973	192,615	-	228,588
Investments in equity instruments		-	-	5,219	5,219
		557,531	229,382	5,219	792,132
Liabilities per balance sheet
Loans and financings	16 (a)	1,614,386	91,598	-	1,705,984
Lease liabilities	15 (b)	121,134	-	-	121,134
Other financial instruments	10 (a)	-	103,893	-	103,893
Trade payables		500,025	-	-	500,025
Confirming payables		415,388	-	-	415,388
Dividends payable		26,918	-	-	26,918
Use of public assets (iii)		18,808	-	-	18,808
Related parties (iii)		4,695	-	-	4,695
		2,701,354	195,491	-	2,896,845

(i) Composed of receivables included in the forfaiting program and receivables from sales that are subsequently adjusted based on changes in LME prices.

(ii) Classified as “Other assets” in the consolidated balance sheet.

(iii) Classified as “Other liabilities” in the consolidated balance sheet.

21 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by hierarchy

				June 30,
				2026
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	35,917	35,917
Trade accounts receivables		-	124,061	124,061
Investments in equity instruments (i)		4,687	-	4,687
		4,687	159,978	164,665
Liabilities
Loans and financings designated at fair value (ii)		-	92,268	92,268
Other financial instruments	10 (a)	-	97,171	97,171
		-	189,439	189,439

				December 31,
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	36,767	36,767
Trade accounts receivables		-	192,615	192,615
Investments in equity instruments (i)		5,219	-	5,219
		5,219	229,382	234,601
Liabilities
Loans and financings designated at fair value (ii)		-	91,598	91,598
Other financial instruments	10 (a)	-	103,893	103,893
		-	195,491	195,491

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.

10	Other financial instruments
(a)	Composition

				June 30,
				2026
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	13,899	-	1,869	15,768
Non-current assets	20,142	-	7	20,149
	34,041	-	1,876	35,917

Current liabilities	(1,441)	(25,998)	(176)	(27,615)
Non-current liabilities	(12,859)	(50,496)	(6,201)	(69,556)
	(14,300)	(76,494)	(6,377)	(97,171)
Other financial instruments, net	19,741	(76,494)	(4,501)	(61,254)

			December 31, 2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	16,554	-	2,089	18,643
Non-current assets	18,124	-	-	18,124
	34,678	-	2,089	36,767

Current liabilities	(11,646)	(20,587)	-	(32,233)
Non-current liabilities	(20,691)	(43,322)	(7,647)	(71,660)
	(32,337)	(63,909)	(7,647)	(103,893)
Other financial instruments, net	2,341	(63,909)	(5,558)	(67,126)

22 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Fair value by strategy
			June 30,		December 31,
			2026		2025
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Concentrate Sales (i)
Silver Zero Cost Collar	Oz	623,015	822	1,651,819	(6,478)
Gold Zero Cost Collar	Oz	338	53	2,067	(3)
			875		(6,481)
Mismatches of quotational periods
Zinc forward	ton	211,061	949	239,304	1,053
			949		1,053
Metal sales
Zinc forward	ton	627	112	3,249	548
			112		548
Interest rate risk
IPCA vs. CDI	BRL	100,000	(319)	100,000	(421)
CDI vs. USD (ii)	BRL	650,000	18,124	650,000	7,642
			17,805		7,221

			19,741		2,341

(i) On December 16, 2025, the Company entered into gold and silver Zero Cost Collar (“ZCC”) derivative contracts to hedge forecasted revenues, aiming to mitigate commodity price risk in its Peruvian operations during 2026. The instruments have monthly maturities through December 2026 and limit downside price risk while capping upside exposure.

(ii) On March 28, 2025, NEXA entered into a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures maturing in 2030. The instrument mirrors the debentures’ cash flows, is measured at FVTPL, and its effects are recognized in net financial results.

(c)	Changes in fair value in the six months ended on June 30

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Concentrate sales	-	(1,972)	(51)	-	7,356	2,023
Mismatches of quotational periods	(16,638)	11,090	339	-	14	5,131
Non-standard metal sales	-	530	-	-	-	(978)
Interest rate risk – IPCA vs. CDI	-	-	-	62	-	59
Interest rate risk – CDI vs. USD	-	-	-	16,289	-	(6,295)
June 30, 2026	(16,638)	9,648	288	16,351	7,370	(60)

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized loss (gain)
Mismatches of quotational periods	8,508	(10,971)	(21)	-	2,068	(3,701)
Non-standard metal sales	-	(41)	-	-	-	355
Interest rate risk – IPCA vs. CDI	-	-	-	(338)	-	(9)
Interest rate risk – CDI vs. USD	-	-	-	7,890	-	-
June 30, 2025	8,508	(11,012)	(21)	7,552	2,068	(3,355)

23 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Energy forward contracts
			Notional	Notional
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Balance at the beginning of the period	(5,558)	(13,670)	652,184	747,498
Changes in fair value	1,399	3,104	-	-
Foreign exchanges effects	(342)	(1,511)	-	-
Energy forward contracts (Megawatts)	-	-	(76,990)	(30,702)
Balance at the end of period	(4,501)	(12,077)	575,194	716,796

Bookmark

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

			Notional (tons)	Notional (tons)
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Balance at the beginning of the period	(63,909)	(19,666)	18,662	22,288
Changes in fair value (i)	(22,115)	(14,319)	-	-
Deliveries of copper concentrates (ii)	-	-	(1,800)	(1,573)
Price cap realized (i)	9,529	1,502	-	-
Balance at the end of period	(76,495)	(32,483)	16,862	20,715

(i) During 2026 and 2025, changes in fair value increased for future deliveries due to higher long-term forward copper prices. However, this effect was partially offset in the same periods, when copper prices exceeded the price cap, reducing the financial instrument liability related to these sales transactions, with the corresponding revenue recognized at fair value.

(ii) Since June 2023, the Company has been delivering copper concentrates under an offtake agreement, signed in January 2022 (amended in July 2023), to sell 100% of the copper concentrate produced at Aripuanã for a period of 5 years or until NEXA fulfills the agreed delivery volume. The Company estimates that the full committed copper volumes will be delivered by the end of 2029. The transaction price under the agreement is below current market prices due to a price cap established in the contract.

11	Inventory
(a)	Composition
(b)	bookmark

	June 30,	December 31,
	2026	2025
Finished products (i)	107,415	139,488
Semi-finished products (ii)	191,239	120,155
Raw materials	100,267	80,434
Auxiliary materials and consumables	144,904	128,503
Inventory provisions (iii)	(58,248)	(54,185)
	485,577	414,395

(i) Finished products decreased during the six-month period ended June 30, 2026, mainly due to lower refined zinc inventories at the Nexa CJM unit following an operational incident at the refinery reported during the second quarter of 2026, which temporarily affected production. This incident has since been resolved.

(ii) Semi-finished products increased during the six-month period ended June 30, 2026, mainly due to higher inventories of calcine and zinc sheets at the Nexa CJM unit, as production exceeded consumption following operational restrictions and the gradual restart of the refinery after the incident in May 2026.

(iii) Inventory provisions increased during the six-month period ended June 30, 2026, compared with the same period in 2025, mainly due to higher provisions for obsolete maintenance materials at Nexa BR.

24 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Other assets and other liabilities

(a) Other assets

	June 30,	December 31,
	2026	2025
Tax claim payments (i)	216,875	125,670
Other recoverable taxes (ii)	104,279	102,187
Judicial deposits	10,583	9,221
Advances to third parties	8,399	3,624
Dividends receivable	8,022	-
Sublease receivable	7,606	-
Prepaid expenses	4,246	9,364
Other assets	30,149	38,586
	390,159	288,652
Current assets	81,628	77,225
Non-current assets	308,531	211,427

(i) This amount is mainly related to income tax payments made in connection with tax assessments arising from SUNAT’s interpretation of the Cerro Lindo Tax Stability Agreement for the 2014 through 2019 tax years. These payments are required to preserve the Company’s right to continue challenging the assessments through the judicial process and may be refunded, together with applicable interest, if the Company ultimately prevails in the related litigation. The payments were made in Peruvian soles and are therefore subject to foreign currency fluctuations against the U.S. dollar. For further information, see notes 1(a) and 8(c).

(ii) Other recoverable taxes are composed primarily of tax credits related to ICMS (Tax on Circulation of Goods and Services), which are primarily generated from purchases. In addition, the balances include PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) tax credits, primarily arising from the acquisition of fixed assets.

(b) Other liabilities

	June 30,	December 31,
	2026	2025
Advances from customers (i)	56,553	61,006
Other tax liabilities (ii)	53,819	70,292
Use of public assets	19,963	18,808
Other trade payables	39,359	36,919
Other liabilities	20,416	19,078
	190,110	206,103
Current liabilities	127,942	143,834
Non-current liabilities	62,168	62,269

(i) As of June 30, 2026, this balance was mainly composed of: (i) USD 24,217 related to the outstanding portion of an advance received by El Porvenir in December 2025, out of a total advance of USD 50,000; and (ii) USD 30,000 related to new advance payments received in June 2026 by the subsidiaries Cajamarquilla and Nexa Recursos Minerais. Revenue associated with these advances will be recognized upon product delivery, over a period of up to twelve months, when the related performance obligations are satisfied.

(ii) Other tax liabilities comprise various taxes arising from the Company’s operations, primarily Brazilian taxes related to routine operating activities, as well as other taxes, duties and contributions, mining taxes and fees, mining rights, and value-added tax (VAT) payable in certain jurisdictions. The balance decreased from December 31, 2025, to June 30, 2026, mainly due to a reduction of USD 6,021 in ICMS payable at Nexa Brasil, resulting from the utilization of tax credits to settle installments related to the unfavorable court decision issued in 2025 and to partially settle the tax voluntary disclosure, as well as a reduction of USD 9,755 in VAT payable in Peru.

25 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Property, plant and equipment
(a)	Changes in the six months ended on June 30

							June 30,	June 30,
							2026	2025
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Others	Total	Total
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Cost	1,942,174	2,586,948	542,522	213,674	126,979	37,525	5,449,822	5,018,137
Accumulated depreciation and impairment	(881,985)	(1,880,622)	(73,108)	(96,864)	(71,301)	(12,270)	(3,016,150)	(2,920,629)
Balance at the beginning of the period	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672	2,097,508
Additions	-	73	160,372	-	-	-	160,445	137,478
Disposals and write-offs	(3)	(777)	(508)	(2,584)	-	(41)	(3,913)	(699)
Depreciation	(40,135)	(64,832)	-	(4,895)	(487)	(530)	(110,879)	(87,378)
Impairment reversal (loss) of long-lived assets - note 18	-	545	275	-	-	-	820	(2,279)
Foreign exchange effects	43,354	31,107	11,528	5,625	70	1,086	92,770	172,436
Remeasurement	-	-	-	(2,761)	-	-	(2,761)	1,895
Effect of new subsidiary acquisition	-	-	-	-	-	-	-	854
Transfers	39,114	83,681	(123,147)	-	(5,386)	118	(5,620)	(4,258)
Balance at the end of period	1,102,519	756,123	517,934	112,195	49,875	25,888	2,564,534	2,315,557
Cost	2,039,526	2,741,199	591,517	232,223	122,378	39,063	5,765,906	5,320,737
Accumulated depreciation and impairment	(937,007)	(1,985,076)	(73,583)	(120,028)	(72,503)	(13,175)	(3,201,372)	(3,005,180)
Balance at the end of period	1,102,519	756,123	517,934	112,195	49,875	25,888	2,564,534	2,315,557

Average annual depreciation rates %	4	10	-	UoP	UoP	7

26 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

14	Intangible assets
(a)	Changes in the six months ended on June 30

ark

				June 30,	June 30,
				2026	2025
	Goodwill	Rights to use natural resources	Others	Total	Total
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Cost	318,239	1,844,122	51,630	2,213,991	2,176,592
Accumulated amortization and impairment	(12,031)	(1,295,276)	(28,756)	(1,336,063)	(1,341,905)
Balance at the beginning of the period	306,208	548,846	22,874	877,928	834,687
Additions	-	328	3,215	3,543	997
Amortization	-	(25,160)	(1,619)	(26,779)	(35,450)
Foreign exchange effects	460	3,771	1,272	5,503	10,902
Effect of new subsidiary acquisition	-	-	-	-	7
Disposals and write-offs	-	(834)	(751)	(1,585)	-
Transfers	-	5,386	234	5,620	4,258
Balance at the end of period	306,668	532,337	25,225	864,230	815,401
Cost	319,456	1,853,424	56,807	2,229,687	2,225,715
Accumulated amortization and impairment	(12,788)	(1,321,087)	(31,582)	(1,365,457)	(1,410,314)
Balance at the end of period	306,668	532,337	25,225	864,230	815,401

Average annual amortization rates %	-	UoP	3
15	Right-of-use assets and lease liabilities
(a)	Right-of-use assets – Changes in the six months ended on June 30
				June 30,		June 30,
					2026	2025
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
Cost	36,673	155,940	4,976	16,205	213,794	157,708
Accumulated amortization	(13,035)	(84,393)	(400)	(5,799)	(103,627)	(72,443)
Balance at the beginning of the period	23,638	71,547	4,576	10,406	110,167	85,265
New contracts	23	38,012	814	2,744	41,593	31,250
Disposals and write-offs	(1,619)	(244)	-	-	(1,863)	-
Renegotiation of contracts	-	-	-	-	-	(132)
Derecognition of right-of-use (i)	(11,422)	-	-	-	(11,422)	-
Amortization	(584)	(20,606)	(1,154)	(3,684)	(26,028)	(19,548)
Remeasurement	23	465	(29)	(2)	457	4,118
Foreign exchange effects	418	2,659	78	296	3,451	4,049
Effect of new subsidiary acquisition	-	-	-	-	-	3,094
Balance at the end of period	10,477	91,833	4,285	9,760	116,355	108,096
Cost	14,690	171,545	5,739	19,913	211,887	187,664
Accumulated amortization	(4,213)	(79,712)	(1,454)	(10,153)	(95,532)	(79,568)
Balance at the end of period	10,477	91,833	4,285	9,760	116,355	108,096

Average annual amortization rates %	31	34	33	37

(i) The adjustment arises from the derecognition of a right-of-use asset (“ROU”) ‘following its classification as a finance sublease under IFRS 16. Accordingly, the ROU asset was replaced by a sublease receivable (net investment). Furthermore, there was no termination or early settlement of the head lease, which remains recognized as a lease liability.

27 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Lease liabilities – Changes in the six months ended on June 30 ok

	June 30,	June 30,
	2026	2025
Balance at the beginning of the period	121,134	95,899
New contracts	41,593	31,250
Accrued interest - note 7	5,242	4,759
Foreign exchange effects	2,320	3,430
Disposals and write-offs	(2,093)	-
Remeasurement	(3,797)	4,118
Interest paid on lease liabilities	(5,151)	(4,618)
Payments of lease liabilities	(26,566)	(19,912)
Effect of new subsidiary acquisition	-	3,745
Balance at the end of period	132,682	118,671
Current liabilities	47,275	42,181
Non-current liabilities	85,407	76,490

16	Loans and financings
(a)	Composition
					Total		Fair value
				June 30,	December 31,	June 30,	December 31,
				2026	2025	2026	2025

Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.66%	18,745	1,203,168	1,221,913	1,221,571	1,343,288	1,394,529
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.80%	24,780	146,328	171,108	175,359	145,408	164,974
Debentures	CDI+ 1.50%	4,520	125,024	129,544	122,124	127,258	123,185
Export credit notes	SOFR TERM + 1.88% SOFR + 2.40%	30,666	91,878	122,544	122,148	122,345	123,799
Bank credit note	SOFR TERM + 1.80%	142	50,000	50,142	50,149	48,588	49,594
Advance on export foreign exchange contract	Pre-USD 4.69%	40,604	-	40,604	-	40,385	-
Other		2,665	11,806	14,471	14,633	11,881	12,349
		122,122	1,628,204	1,750,326	1,705,984	1,839,153	1,868,430
Current portion of long-term loans and financings (principal)		94,334
Interest in loans and financings		27,788
(b)	Loans and financing transactions during the six-month period ended June 30, 2026

On March 4, 2026, to strengthen its short-term liquidity position, the Company entered into an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 208,360), at an annual interest rate of 4.69%. The loan has a six-month tenor, maturing on August 31, 2026.

(c)	Changes in the six months ended on June 30

bookmark

	June 30,	June 30,
	2026	2025
Balance at the beginning of the period	1,705,984	1,762,633
New loans and financings	40,000	540,000
Debt issue costs	-	(4,871)
Interest accrual	67,805	68,647
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	942	(161)
Changes in fair value of loans and financings - note 7	(747)	(1,401)
Debt modification gain - note 7 / (i)	(203)	-
Loss on bonds repurchase	-	1,905
Payments of loans and financings	(17,549)	(518,318)
Foreign exchange effects	20,356	40,955
Interest paid on loans and financings	(66,262)	(69,753)
Balance at the end of period	1,750,326	1,819,636

(i) In March 2026, the Company renegotiated the terms of its Export Credit Note maturing in 2027, with an outstanding principal amount of USD 30,000, reducing the interest rate from term SOFR plus 2.40% to term SOFR plus 1.80%. This transaction was accounted for as a debt modification, and a gain of USD 203 was recognized in finance income, as shown in note 7.

28 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Maturity profile
							June 30,
							2026
	2026	2027	2028	2029	2030	As from 2031	Total
Eurobonds – USD (i)	19,312	(1,132)	110,050	(953)	(953)	1,095,589	1,221,913
BNDES	14,785	19,994	19,994	14,524	14,524	87,287	171,108
Debentures (i)	4,619	(197)	(197)	(197)	125,516	-	129,544
Export credit notes (i)	815	29,629	(448)	92,548	-	-	122,544
Bank credit note	142	-	50,000	-	-	-	50,142
Advance on export foreign exchange contract	40,604	-	-	-	-	-	40,604
Other	1,351	2,624	2,624	2,624	2,624	2,624	14,471
	81,628	50,918	182,023	108,546	141,711	1,185,500	1,750,326

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Guarantees and covenants

The Company has loans and financing that are subject to certain requirements at the consolidated level, including the obligation to maintain minimum global-scale corporate credit ratings of: (i) Fitch Ratings: BB+; and (ii) Moody’s: Ba3. When applicable, these compliance obligations are standardized across all debt agreements. No changes to contractual guarantees occurred during the period ended June 30, 2026.

As of June 30, 2026, the Company was in compliance with all such requirements, with a BBB- corporate credit ratings by Fitch and Ba2 by Moody’s. Management has not identified any conditions that would indicate a potential downgrade below the required levels or any non-compliance with the revised covenant.

17	Asset retirement, restoration and environmental obligations
(a)	Changes in the six months ended on June 30

			June 30,	June 30,
			2026	2025
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	284,811	35,622	320,433	279,386
Additions	-	3,276	3,276	5,925
Payments	(5,105)	(1,192)	(6,297)	(5,774)
Interest accrual - note 7	12,407	1,514	13,921	12,976
Remeasurement - discount rate (i) / (ii)	(5,677)	354	(5,323)	4,511
Write-offs	(2,584)	-	(2,584)	-
Foreign exchange effects	8,649	2,220	10,869	21,371
Balance at the end of period	292,501	41,794	334,295	318,395
Current liabilities	50,566	10,897	61,463	44,672
Non-current liabilities	241,935	30,897	272,832	273,723

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(i) As of June 30, 2026, the credit risk-adjusted rate used for Peru ranged between 7.66% and 11.94% (December 31, 2025: 5.04% and 10.70%), and for Brazil between 7.04% and 9.49% (December 31, 2025: 7.42% and 12.17%).

(ii) The changes observed in the period ended June 30, 2026, primarily reflect two effects recorded in the remeasurement line: (i) revisions to the disbursement timelines for decommissioning obligations at certain operations, following a reassessment of the expected execution schedule under the existing closure plan; and (ii) updates to discount rates, as described above. As a result, asset retirement obligations for operational assets decreased by USD 2,761 (June 30, 2025: increased by USD 2,381), as shown in note 13. Additionally, asset retirement and environmental obligations for non-operational assets resulted in a loss of USD 714 (June 30, 2025: loss of USD 8,055), as detailed in note 6.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Six-month periods ended on June 30 All amounts in thousands of US Dollars, unless otherwise stated

18	Impairment of long-lived assets

According to Nexa’s policy, the Company assesses at each reporting date whether there are any indicators that the carrying amount of an asset or a CGU may not be recoverable, or whether a previously recognized impairment loss should be reversed. Based on this assessment, impairment tests were performed as of June 30, 2026.

Although the June 30, 2026 closing foreign exchange rate (USD/BRL 5.18) remained below the previously identified break-even level, the Company performed an impairment test for the Juiz de Fora CGU, updating the relevant assumptions, including the foreign exchange rate and forward-looking metal prices. The impairment test did not result in the recognition of any impairment loss.

No impairment losses were recognized for any CGU, and no impairment indicators were identified for the Company’s other CGUs in Brazil and Peru. Management will continue to monitor macroeconomic conditions and other factors that may give rise to impairment indicators.

Additionally, for the six-month period ended June 30, 2026, the Company recognized an impairment reversal of USD 820 related to individual assets, primarily classified as "Assets and projects under construction", compared to an impairment loss of USD 2,279 (net of tax: USD 1,525) recognized for the six-month period ended June 30, 2025, related to other individual assets, mainly classified as "Machinery, equipment, and facilities”.

19	Long-term commitments
(a)	Projects evaluation

In relation to the Magistral Project, no changes have occurred in the circumstances described in the annual financial statements as of December 31, 2025. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

(b)	Environmental Guarantee for Dams

In relation to the guarantees for dams, there have been no changes to the regulatory framework since the annual financial statements as of December 31, 2025. The Company continues to await approval from the environmental authorities before proceeding with the remaining obligations.

(c)	Instalments commitments

As of June 30, 2026, the Company had tax assessments for the 2014–2017 fiscal years that remain subject to ongoing judicial proceedings. In connection with these matters, the Company entered into installment payment agreements with the Peruvian Tax Authority (SUNAT), under which the outstanding amounts are payable through fixed monthly installments over a period of up to 72 months. The Company continues to challenge these assessments before the ultimate competent judicial authority. Accordingly, entering into these installment agreements does not constitute acceptance of the tax authority’s position or settlement of the underlying disputes.

As of June 30, 2026, the total outstanding amount subject to the installment payment agreements was USD 124,715, representing future cash outflows payable in accordance with the agreed installment schedules, of which USD 3,042 has been recognized within "Tax liabilities". No liability has been recognized for the remaining USD 121,673, as management considers it probable that the related tax positions will be accepted by the ultimate competent judicial authority; installment payments relating to these amounts will be recorded as "Tax claim payments" within "Other assets" as the respective payments are made. For further details see note 8 (c).

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